UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
Sinovac Biotech Ltd.
(Name of Issuer)
Common Shares, $0.001 par value per share
(Title of Class of Securities)
P8696W104
(CUSIP Number)
Vivo Capital, LLC 505 Hamilton Avenue, Suite 207 Palo Alto, CA 94301
(650) 688-0818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: James T. Lidbury, Esq. Ropes & Gray LLP 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong
July 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8696W104

1.	NAME OF REPORTING PERSON. Vivo Capital, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	5,900,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	5,900,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,900,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		8.5% (1)
14.	TYPE OF REPORTING PERSON OO

(1) Based on 69,081,861 Common Shares outstanding, consisting of (i) 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 11, 2018 and (ii) 11,800,000 shares issued in a private placement by the Issuer on July 2, 2018.

CUSIP No. P8696W104

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Shares, par value $0.001 per share (the “Common Shares”) of Sinovac Biotech Ltd., an Antigua and Barbuda company (the “Issuer”). The address of the principal executive offices of the Issuer is No. 15 Zhi Tong Road, Zhongguancun Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China.

Item 2.	Identity and Background

(a)	This statement on Schedule 13D is being filed by Vivo Capital, LLC (“Vivo” or the “Reporting Person”).

(b)	The address of the principal business office of the Reporting Person is 505 Hamilton Avenue, Suite 207, Palo Alto, CA 94301.

(c)	The principal business of Vivo is to provide investment services to the private investment funds it manages. The managing members of Vivo are Dr. Frank Kung, Dr. Albert Cha, Dr. Edgar Engleman, Dr. Chen Yu and Mr. Shan Fu.

(d)-(e)	During the last five years, none of the persons named in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Vivo is a Delaware limited liability company. Dr. Kung is a citizen of the United States of America. Dr. Cha is a citizen of the United States of America. Dr. Engleman is a citizen of the United States of America. Dr. Yu is a citizen of the United States of America. Mr. Fu is a citizen of Hong Kong, P.R. China.

Item 3.	Source and Amount of Funds

On July 2, 2018, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Vivo Capital, LLC and Prime Success, L.P. (each an “Investor” and together, the “Investors”), pursuant to which the Issuer, in a private placement (the “Private Placement”), issued and sold to the Investors an aggregate of 11,800,000 Common Shares (the “Shares”) for an aggregate purchase price of $86,730,000, or $7.35 per Share. The Purchase Agreement is Exhibit A to this Schedule 13D and is incorporated herein by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on July 3, 2018 (the “Form 6-K”). Any description of the Purchase Agreement is qualified in its entirety by reference thereto. Pursuant to the Purchase Agreement, Vivo purchased 5,900,000 Shares for a purchase price of $43,365,000. Vivo issued a Promissory Note dated July 2, 2018 (the “Promissory Note”), pursuant to which it promised to pay such purchase price, plus all interest accrued thereon, to the Issuer. The Promissory Note is Exhibit B to this Schedule 13D and is incorporated herein by reference to Exhibit 99.5 to the Form 6-K. Any description of the Promissory Note is qualified in its entirety by reference thereto.

CUSIP No. P8696W104

Item 4.	Purpose of Transaction

Vivo purchased the Shares for investment purposes. Vivo intends to transfer such Shares to one or more funds managed by Vivo.

In connection with the Purchase Agreement and the Private Placement, the Issuer entered into a Shareholders Agreement with the Investors (the “Shareholders Agreement”). The Shareholders Agreement is Exhibit C to this Schedule 13D and is incorporated herein by reference to Exhibit 99.4 to the Form 6-K. Any description of the Shareholders Agreement is qualified in its entirety by reference thereto. Pursuant to the Shareholders Agreement, Vivo has the right to designate one individual to be elected to the Issuer’s Board of Directors.

Except as otherwise described in this statement, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Person may change its present intentions at any time and therefore reserves the right to make alternative plans or proposals in the future or take any other steps to enhance the value of its investment. The Reporting Person may, from time to time, depending on market conditions and other considerations, acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer held by it, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer. In addition, the Reporting Person and its representatives and advisers may, from time to time, engage in discussions with the Issuer’s Board of Directors, management, other shareholders, industry participants and/or other interested parties concerning the Issuer.

Item 5.	Interest in Securities of Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

Based on the transactions described herein, including the Shareholders Agreement, the Reporting Person may be deemed to constitute a “group” with Prime Success L.P. within the meaning of Section 13(d)(3) of the Act. Members of a group may be deemed to beneficially own the securities beneficially owned by other members of the group. However, the Reporting Person expressly disclaims any beneficial ownership in the securities held by Prime Success L.P., or by any of its affiliates. The filing of this Statement shall not be construed as an admission that the Reporting Person and its affiliates, on the one hand, and Prime Success L.P. and its affiliates, on the other hand, are a group, or have agreed to act as a group with each other for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. P8696W104

(b)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c)	Except as disclosed herein, the Reporting Person has not effected any other transactions in the securities of the Issuer during the past 60 days.

(d)	Except as otherwise described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the Common Shares owned by the Reporting Person.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the Purchase Agreement and the Private Placement, the Issuer entered into a Registration Rights Agreement with the Investors (the “Registration Rights Agreement”). The Registration Rights Agreement is Exhibit D to this Schedule 13D and is incorporated herein by reference to Exhibit 99.3 to the Form 6-K. Any description of the Registration Rights Agreement is qualified in its entirety by reference thereto. Pursuant to the Registration Rights Agreement the Issuer granted certain registration and other rights under the Securities Act of 1933, as amended, with respect to the Registrable Securities (as defined therein), including the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Purchase Agreement (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on July 3, 2018)

Exhibit B – Promissory Note (incorporated by reference to Exhibit 99.5 to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on July 3, 2018)

Exhibit C – Shareholders Agreement (incorporated by reference to Exhibit 99.4 to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on July 3, 2018)

Exhibit D – Registration Rights Agreement (incorporated by reference to Exhibit 99.3 to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on July 3, 2018)

CUSIP No. P8696W104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2018

VIVO CAPITAL, LLC

By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member